LEAD INVESTOR



Alexandre Graff   Vice President Latin America and Caribbean, FICO

I decided to invest in Sizigi because of their mission to transform the way professionals hunt for a job, creating a platform that fits perfectly with the new normal during and after the pandemic. Their vision connects companies and professionals in a much more comfortable, faster, and fashionable way, allowing a more assertive hiring process and providing the tools to every person introduce themselves uniquely and powerfully. The founder, Tony Malz, is a fantastic person with a solid finance background, very creative, innovative, focused, and committed to overachieving results. Sizigi is tackling an opportunity that represents a huge market and can help professionals all around the world. This platform may transform your experience when looking for a new opportunity in the job market and has the potential to attract millions of users quickly.

Invested $10,000 this round